Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Facebank Group, Inc. (formerly known as Pulse Evolution Group, Inc.) on Form S-8 (File Nos. 333-239846 and 333-229231 and 333-225919) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated May 29, 2020 except for the effects of the restatement discussed in Note 2 as to which the date is August 10, 2020 with respect to our audit of the consolidated financial statements of Facebank Group, Inc. (formerly known as Pulse Evolution Group, Inc.) and Subsidiaries as of December 31, 2019 and for the year then ended, which report is included in this Amended Annual Report on Form 10-K/A of Facebank Group, Inc. (formerly known as Pulse Evolution Group, Inc.) for the year ended December 31, 2019.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois

United States of America

August 10, 2020